BECKMAN, LIEBERMAN & BARANDES, LLP
                       100 Jericho Quadrangle, Suite 329
                            Jericho, New York 11753
                                  516-433-1200
                            Facsimile: 516-433-5858

                                                      September 15, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention:        Barbara C. Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Division of Corporate Finance
                  Christine Davis, Division of Corporate Finance
                  Anne Nguyen, Division of Corporate Finance


                  Re:      Direct Insite Corp.
                           Registration Statement on Form SB-2
                           Amendment No. 2 filed on May 5, 2006
                           File No. 333-128039

                           Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the periods ended March 31, 2006 File No. 0-20660

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated May 26, 2006 with respect to the above-referenced documents filed by Direct Insite Corp. (the "Company" or "Direct Insite"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of the Company's responses parallel the numbers in your May 26, 2006 comment letter.


Form SB-2
---------

1. The Company has updated the financial statements for the three and six months ended June 30, 2006, included in Registration Statement on Form SB-2, Amendment No. 3.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Item 8A.  Controls and Procedures, page 24
------------------------------------------

2. - 7. The Company has revised the disclosures as now set forth in its Form 10KSB/Amendment No. 1 for the year ended December 31, 2005, filed simultaneously with the amended registration statement.

Securities and Exchange Commission
September 15, 2006
Page - 2 -

Financial Statements

Notes to Consolidated Financial Statements
------------------------------------------
Note 2 - Significant Accounting Policies
----------------------------------------
Revenue Recognition, page F-9
-----------------------------

8. In response to the Staff's comment, the Company's recognizes revenue from Custom Engineering Services and ASP services.

     ASP services consist of transactional data processing services through the Company's Invoice Online ("IOL") solution which allows the customer to perform electronic invoice presentment and payment to its customers in an ASP environment. The customer is charged a fixed rate on a per transaction basis or a fixed fee based on monthly transaction volumes. Revenue is recognized as the services are performed.

     Custom Engineering services involve modifications or customization of IOL. This consists primarily of change orders and to a lesser extent, services for set up of data feeds which allow the customer's system to download/upload data to IOL. Change orders are changes in the Company's base IOL solution to meet new specifications or to add additional functionality based on the request of customers such as additional languages, new data fields, or changes to the customers data feeds. Custom Engineering services are billed based on expected hours to complete the customers request at established hourly billing rates. The existing ASP services agreements are not effected by these changes.

     As requested by the Staff, the Company has reviewed SAB Topic 13(A)(3)(f) ("Topic 13") to determine if the Custom Engineering Services were initial setup fees which should be deferred over the term of the hosting arrangement. In order to apply the guidance of Topic 13, the Company first had to determine whether the Custom Engineering services qualified as a single unit of accounting under EITF 00-21, "Revenue Arrangements with Multiple Deliverables."

     EITF 00-21 Paragraph 9 states "In arrangements with multiple deliverables, the delivered items(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a stand alone basis. The item(s) has value on a stand alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a stand alone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b. There is objective and reliable evidence of the fair value of the undelivered item(s)

Securities and Exchange Commission
September 15, 2006
Page - 3 -

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor."

     Currently, Custom Engineering services consist primarily of time incurred in connection with custom change orders. The change orders are performed pursuant to separate contracts or agreements. Change orders are requested by the Company's customers to either meet a customer specification or to add functionality to the existing software solution. These change orders are generally requested as a result of the customer's evolving needs. The change order contracts are not entered into at or near the same time as the contracts for ASP services. As such, the change orders have a value on a stand alone basis. Once a change order is completed there are no remaining items to deliver. In addition, due to the nature of the service there are no rights of return. The change orders do not impact the ASP services agreements in that they do not modify the terms of those agreements either to price or term and the continuing ASP services are not contingent on implementing the change order. The Company has determined that the change order represents a single unit of accounting.

     The setup of the data feeds has a value to the customer on a stand alone basis. Data feeds allow the customer's system to download or upload with the Company's IOL solution to ultimately provide electronic invoice presentment and payment. The Company gives its clients the option to use their internal resources, use a third party consultant or use the Company to create the data feeds. Once the data feed is established, the feed can be used with the Company's ASP software solution or a similar solution of a competitor's related to electronic invoice presentment and payment. The feeds could also be used for other software platforms. The services for the setup of the data feeds are separate contractual arrangements. The Company's major customers International Business Machines Corporation ("IBM") and Electronic Data Systems Corporation ("EDS"), which represent over 90% of the Company's revenue, are industry leaders in software solutions. Both IBM and EDS have the internal ability to perform the setup of the data feeds, but due to constraints on their internal resources and related opportunity costs, elect to have the Company perform these services. IBM and EDS can also engage a third party to perform these services. As such, the Company has determined that the initial setup feeds have a value on a stand alone basis.

     The undelivered item, which is the ASP services, has objective and reliable evidence of fair value. The ASP services consist of data processing using the Company's ASP software solution in the form of on line presentment of customers' invoices to their customers and payments systems. The customer is charged a fixed rate on a per use basis or a fixed fee is determined by estimated monthly invoice presentment volumes based on contractually agreed upon terms. Our customers are continually renewing their ASP contracts with us (well after the initial data feed work and initial ASP services have been completed), and as a result, we sell the ASP services on a completely stand alone basis. These arrangements are separate contractual arrangements and are not bundled or part

Securities and Exchange Commission
September 15, 2006
Page - 4 -

of a multiple element contractual arrangement. As such, the ASP services have an objective and reliable evidence of fair value.

     The initial setup of the data feeds do not have a general right of return. As a result, paragraph 9(c) of EITF 00-21 is not applicable to the setup of the data feeds.

     As such, the Company determined that the Custom Engineering Services should be accounted for as a single unit of accounting. Topic 13 states "unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earning process, the deferral of revenue is appropriate." Topic 13 refers to Statement of Financial Concepts No. 5, footnote 51, which states, "Earnings in this sense is a technical term that refers to the activities that give rise to the revenue--purchasing, manufacturing, selling, rendering services, delivering goods, allowing other entities to use enterprise assets, the occurrence of an event specified in a contract and so forth. All of the profit-directed activities of an enterprise that comprise the process by which revenue is earned may be called the earning process."

     As evidence that the earning process is completed with respect to the Custom Engineering services, the Company notes that should either their customer or the Company terminate the ASP arrangement there would be no refund of the Custom Engineering service fees. As further evidence that the earnings process is completed for Custom Engineering services the Company looked analogously to the example in question 12 of the FAQs to Staff Accounting Bulletin No. 101 ("SAB 101"). In the example in question 12 of SAB 101 a provider of wireline telecommunication services provides activation of phone service and installation of an additional phone jack. The example explains that although rare, the registrant will sometimes install the phone jack where it is not providing the basic local service. In addition the customer can choose other vendors to install the phone jack. SAB 101 states:

     "The staff believes that revenue should be recognized when the additional jack is installed. In this case, installation of the additional phone jack represents a separate and distinct earning process, as indicated by the following factors:

     o The functionality of the on-going basic local service is unaffected by the number of phone jacks that existed at a customer location, as evidenced by the fact that the timing of the installation of the jack need not coincide with the activation of basic service. The functionality of the jack is unaffected by the extent of future services.
     o The registrant provides installation services in situations where it is not also activating basic local service.
     o The registrant provides telecommunication services without installing the phone jack (e.g, when the customer does not want an additional jack).
     o Customers may choose other vendors to install the phone jack in their residence.

Securities and Exchange Commission
September 15, 2006
Page - 5 -


     o    Customers may install additional phone jacks themselves.
     o The installation of the jack provides an enhancement to the value of the customer's residence, even if no local telephone service is contracted for.

     If the installation of the additional phone jack is one element in a multiple-element arrangement, there should be sufficient reliable, objective and verifiable evidence of fair value for the various elements in order to allocate the related fee among the elements".

     The setup of the initial data feeds are negotiated separately from the ASP services. In addition, the customer has three alternatives to establish the setup data feeds: (i) the customers have the ability to establish the data feeds with their internal resources, (ii) the customer can engage a third party consultant establish the data feeds, or (iii) the customer can engage the Company to establish the data feeds. The Company can provide only the installation of the data feeds, only the ASP services or both the installation and ASP services. The installation services and ASP services are offered on a standalone basis. As such, the Company determined the setup of the data feeds represent a separate earning process.

     EITF 00-21, Paragraph 12 states "if there is objective and reliable evidence of fair value (as discussed in paragraph 16) for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values (the relative fair value method)." Paragraph 16 further states "contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value." The Company offers its Custom Engineering services based on expected hours to complete the customers request and established hourly billing rates. The Company's ASP services are based on contractual arrangement which is generally negotiated on an annual basis. Custom Engineering services are not sold at discounts in order to secure ASP Services. The profit margins of the Custom Engineering services are generally 60-65% compared to the 80-85% of the ASP services provided by the Company. The lower margins are a result of the labor hours needed to perform the Custom Engineering services and the competitive rates at which such hours can be billed. The lower margins therefore are the result of a competitive market place for the Custom Engineering services. As such the relative fair value of each of these services is equal to that of the standalone contracts, which is consist with vendor-specific objective evidence.

     As such, the Company believes that pursuant to the guidance of EITF 00-21, separate units of accounting exist for the Custom Engineering services and the ASP services. EITF 00-21 states in paragraph 7 that "applicable revenue recognition criteria should be considered separately for separate units of accounting."

Securities and Exchange Commission
September 15, 2006
Page - 6 -

     For ASP services, in accordance with EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," "(a)rrangements that do not give the customer such an option [the contractual right to take possession of the software] are service contracts and are outside the scope of SOP 97-2." Accordingly, the Company follows the general recognition criteria of SAB 104 and recognizes revenue monthly as the services are performed.

     For Custom Engineering services the Company recognizes revenue on a percentage of completion basis of accounting. SOP 97-2, "Software Revenue Recognition" Paragraph 74 states: "If an arrangement to deliver software or a software system, [Custom Engineering services] either alone [Custom Engineering services] or together with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement [Custom Engineering services] should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1 [section 10,330]. Nevertheless, transactions that normally are accounted for as product sales should not be accounted for as long-term contracts merely to avoid the delivery requirements normally associated with product sales for revenue recognition."


     SOP 97-2 paragraph 75 further states "In applying contract accounting, the vendor must use either the percentage-of- completion method or the completed-contract method. The determination of the appropriate method should be made according to the recommendations in paragraphs 21 through 33 of SOP 81-1."

     As EITF 00-21 paragraph 7 notes above that separate units of accounting should follow separate applicable revenue recognition criteria, the Custom Engineering services alone are accounted for under SOP 81-1 as it involves significant modification or customization of software or a software system.

Form 10-QSB For The Fiscal Quarter Ended March 31, 2006
-------------------------------------------------------
Note 3. Stock Based Compensation

9. The Company has included in its Form 10-QSB for the Fiscal Quarter Ended June 30, 2006 filed with the Commission on August 17, 2006 the disclosures as required by paragraphs 64, 65, 84, and A240 through A242.

     Please call me at (516) 433-1200 if you have any questions you wish to discuss with us concerning this letter or any of the enclosed materials.

                                         Very truly yours,

                                         /s/ David H. Lieberman
                                         David H. Lieberman

cc:      Michael J. Beecher
         Chief Financial Officer
         and Secretary